Exhibit 99.1

Ontario Energy Board asks both Hydro One and NextBridge to return with a ‘Not-To-Exceed’ Price on

Critical Northern Transmission Line

Hydro One proposal drives protection and cost certainty for Ontario rate payers

Toronto, ON – December 20, 2018 – The Ontario Energy Board (OEB) today announced a time extension to its decision regarding the Leave to Construct for the new Lake Superior Link/East-West Tie transmission line, to allow for an additional review process. Influenced by Hydro One’s submission to include a “not-to-exceed” price in its proposal, the OEB has asked both proponents to respond with a not-to-exceed price by January 31, 2019 as the final step before issuing a decision and order.

“Hydro One continues to advocate for customers and is proud to have introduced a lower bid in this competitive process including a not-to-exceed price,” said Greg Kiraly, Chief Operating Officer, Hydro One. “The future of economic development is bright for northern Ontario and we are committed to delivering this project along with the Northwest Transmission Line to ensure that electricity is available to support a thriving northern Ontario economy.”

The order from the OEB also granted Hydro One leave to upgrade Wawa, Marathon and Lakehead transmission stations subject to granting the leave to construct for the transmission line.

In addition to creating local jobs, this project provides for substantial economic participation in the form of Indigenous employment and contracting. Hydro One is committed to maximizing these opportunities for Indigenous communities and businesses. Hydro One also looks forward to working with Indigenous partners on a joint ownership model for the ongoing economic benefit of communities once the line is in-service.

Background on the Lake Superior Link Project

The Lake Superior Link is a new 400 km transmission line between the company’s Lakehead Transformer Station in the Municipality of Shuniah east of Thunder Bay and its Wawa Transformer Station near Wawa. Hydro One’s initial proposal delivers benefits to Ontario’s electricity customers with project cost savings in excess of $100 million and approximately $3 million in annual operating and maintenance cost savings when compared to the competing application. Hydro One has also established a guaranteed not-to-exceed price, adding further cost protection to customers. As the owner and operator of the current East-West Tie line, Hydro One is uniquely positioned to provide an innovative solution leveraging its existing infrastructure. Overall, the Lake Superior Link project is 50 km shorter and will require 50 per cent less corridor area making it a more environmentally-friendly option.

Hydro One continues work to obtain the necessary Environmental Assessment approvals and permits, with a proposed construction start date in the fall of 2019, and will work to advance its participation benefits agreements with Indigenous communities. Hydro One has selected SNC-Lavalin as its construction partner in this project as they have a proud history of successfully delivering large transmission projects, and working collaboratively with Indigenous communities across Canada and in Ontario.

For more information about the project, visit https://www.hydroone.com/about/corporate-information/major-projects/lake-superior-link.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and 2017 annual revenues of nearly $6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre-optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.